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                                                                    Exhibit 99.1


[VIVENDI UNIVERSAL LOGO]


                 Vivendi Universal and General Electric intend
                to merge NBC and Vivendi Universal Entertainment


Paris, September 2, 2003 - The board of directors of Vivendi Universal announced today that Vivendi Universal (Paris Bourse: EX, NYSE: V) and General Electric (NYSE: GE) have a signed agreement for the two companies to conduct exclusive negotiations for a merger of Vivendi Universal Entertainment (VUE) and NBC.

The merger would create one of the world's most profitable and fastest-growing media companies. The new company would be 80%-owned by GE, NBC's parent company, with 20% held by Vivendi Universal. On a pro forma basis, the new company would have 2003 revenues of $13 billion from a diverse group of highly complementary assets, industry-leading annual EBITDA of $3 billion, and the highest operating margins of any major television media company in the United States.

Bob Wright, vice chairman of General Electric, NBC's parent company, and chairman and CEO of NBC, would lead the new company.

The new company would have one of the broadest reaches of any television media company. The holdings of the new company would include:

o   The No. 1-ranked NBC Television Network

o A portfolio of leading cable networks, including USA Network, Sci-Fi Channel, CNBC, MSNBC (jointly owned with Microsoft), Bravo, and Trio

o Universal Pictures, a world leader in the production and distribution of motion pictures, with recent hits such as 2 Fast 2 Furious and Seabiscuit, and with a valuable library of more than 5,000 films

o Universal Television, one of the major producers and distributors of television programming worldwide, with popular programs such as the Law & Order franchise, The Agency, and The District

o The nation's best-managed and most-profitable TV stations group, with 10 of its 14 NBC stations No. 1 or No. 2 in their markets

o Spanish-language TV broadcaster Telemundo, which reaches 91% of Hispanic TV households in the U.S, with 15 owned-and-operated stations, 32 affiliated stations, and carriage on nearly 450 cable and wireless systems;

o   Interests in five theme parks.
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The new company would benefit from complementary assets with synergies. The value of the combined entity would be enhanced by the launch of new channels and services, cross-promotion, risk mitigation, and improved efficiencies.

The combination of NBC's and VUE's assets would create synergies across virtually all areas of the new company, including sales and promotion, entertainment programming, theme parks, and cable distribution. Possibilities include exploiting Universal's vast library of movies and television programs on NBC's networks and on new digital platforms, cross-promotion across the new company's extensive cable and broadcast networks, sales of Universal content on ShopNBC, and the broadcasting of NBC events on-site at theme parks around the world.

The proposed transaction would result in GE, NBC's parent company, owning 80% of the new company and Vivendi Universal owning 20%. As part of the transaction, the shareholders of VUE would receive at closing $ 3.8 billion of cash consideration from the monetization of GE's commitment to issue GE stock as well as the benefit of a $1.6 billion debt reduction.

GE and VU will manage the combined business to maximize returns for their shareholders, and VU will hold three seats on the merged entity's board.

Jean-Rene Fourtou, chairman and CEO of Vivendi Universal, said: "During the past few weeks I have had the opportunity to work with Jeff Immelt, Bob Wright and their team. They certainly deserve their strong reputation as extremely talented managers. Together we have developed a plan to create an exceptional media company, which would rank among the most profitable in the U.S. VU is proud that it would have a 20% stake in such a company and I am personally happy to have the opportunity to merge VUE into an entity that will provide VUE with the complementary assets and means to develop its operations to the fullest. Upon the closing of this transaction, VU will have achieved its asset divestiture program goal of selling E16 billion of assets by the end of 2004. I am pleased as well that this proposed transaction would mark the beginning of a new era for VU, transforming us into a company with stronger assets and a healthier financial base."

Jeff Immelt, chairman and CEO of GE, said: "This potential merger would be good for both companies' shareowners, creating a global leader in the media industry. The new company would be led by a tremendously successful management team and guided by Bob Wright, one of the most experienced executives in television. It has been a pleasure to work with Jean-Rene Fourtou and the Vivendi management team. We share their desire to work for the long-term interests of our respective shareowners, and I believe we are in a position to grow the value of our media assets through this exciting combination."

Bob Wright said: "This transaction would create a media company that is superbly positioned to generate substantial growth both now and in the long term. The assets of NBC and VUE are extremely complementary, and the combination of VUE's rich content library, superior television production facility, and attractive cable brands with
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NBC's industry-leading broadcast network and well-established cable properties could benefit shareholders for years to come. This merger would give us a unique opportunity to extend NBC's legacy as the nation's first broadcast company well into the coming age of digital media."

Vivendi Universal and General Electric have committed to work toward a quick resolution of pending matters before closing, in particular the negotiation of a definitive agreement, due diligence and regulatory approvals.

Citigroup and Goldman, Sachs & Co. are serving as financial advisors to Vivendi Universal. Weil, Gotshal & Manges is serving as legal counsel to Vivendi Universal.

Credit Suisse First Boston and AGM Partners are serving as financial advisors to General Electric and NBC.


                                      ooo

The Board of directors of Vivendi Universal also approved the plan to increase the company's interest in Morocco Telecom, with the aim of holding 51%.

In addition, the Board approved the decision to propose to the Supervisory Board of Elektrim Telekomunikacja (ET), which is 49% owned by Vivendi Universal, that it should accept Deutsche Telekom's tender offer for PTC, the Polish mobile telephone operator.




Important Disclaimer:

Vivendi Universal cautioned that there are no assurances that a merger agreement will be reached.

This press release contains 'forward-looking statements' as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements and business strategy as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risks that: the estimated levels of cash-flow and revenues stated for the new company will not be realized, that the new company will not realise the synergies and other benefits associated with the transaction; that the new company will be unable to further identify, develop and achieve success for new products and services, to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; or will not be able to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; that Vivendi Universal will not be able to obtain the necessary approvals, including but not limited to from governmental or antitrust authorities, for the contemplated transactions, as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Commission des Operations de Bourse. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake to provide, nor has any obligation to provide, update or revise forward-looking statements.
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Vivendi Universal Contacts:
--------------------------


   Media                                     Investor Relations
   Paris                                     Paris
   Antoine Lefort                            Daniel Scolan
   +33 (0) 1 71 71 11 80                     +33 (0) 171 71 32 91
   Agnes Vetillart                           Laurence Daniel
   +33 (0) 1 71 71 30 82                     +33 (0) 1 71 71 12 33
   Alain Delrieu
   +33 (0) 1 71 71 10 86                     New York
                                             Eileen McLaughlin
                                             +(1) 212.572.8961



NBC Contacts:
------------

Patricia Steele
NBC
212-664-7142

Cory Shields
NBC
212-664-3457

David Frail
General Electric
203-373-3387